Exhibit 99.50

PyroGenesis’ CEO Files Early Warning Report;
Reflects Increase in Ownership by 3.225 Million Shares

MONTREAL, Quebec (GlobeNewswire – October 1st, 2020) - PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX-V: PYR) (OTCQB: PYRNF) (FRA: 8PY), a high-tech company, (the "Company", the “Corporation” or "PyroGenesis") that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch products, announces today that its CEO filed an early warning report. This early warning report reflects the conversion by Fiducie de Crédit Mellon Trust (the “Trust”) of a convertible loan of $903,000 (the “Loan”) into 3,225,000 common shares of the Company (“Common Shares”) at the request of the Company in accordance with the terms of a loan agreement between the Trust and the Company dated March 18, 2020 (the “Loan Agreement”). The Loan Agreement was previously disclosed by the Company in a press release issued on March 18, 2020.

As a result of the conversion of the Loan (the “Transaction”), Mr. P. Peter Pascali, the Chief Executive Officer and President of the Company, (i) beneficially owns and controls 60,327,941 Common Shares, (ii) controls 7,251,000 Common Shares beneficially owned by 8339856 Canada Inc. (the “Holdco”), and (iii) controls 9,459,781 Common Shares beneficially owned by the Trust. This represents, in aggregate, 77,038,722 Common Shares (the “Total Ownership”) or slightly over 50.00% of the issued and outstanding Common Shares which are, in aggregate, 154,067,292 Common Shares. The Holdco is a Canadian holding company of which Mr. P. Peter Pascali is a director, executive officer and the sole shareholder, and the Trust is a Quebec family trust of which Mr. Pascali is a trustee, executive officer and beneficiary. The Trust and the Holdco may be considered to be joint actors with Mr. Pascali.

On a fully diluted basis, assuming all options fully vest, Mr. Pascali together with Holdco and the Trust would beneficially own and control 52.19% of the issued and outstanding Common Shares of the Corporation.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is the world leader in the design, development, manufacture and commercialization of advanced plasma processes and products. We provide engineering and manufacturing expertise, as well as turnkey process equipment packages to the defense, metallurgical, mining, advanced materials (including 3D printing), oil & gas, and environmental industries. With a team of experienced engineers, scientists and technicians working out of our Montreal office and our 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. Our core competencies allow PyroGenesis to lead the way in providing innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. Our operations are ISO 9001:2015 and AS9100D certified, and have been since 1997. PyroGenesis is a publicly-traded Canadian Corporation on the TSX Venture Exchange (Ticker Symbol: PYR) and on the OTCQB Marketplace. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President Investors Relations and Strategic Business Development,

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/